Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.faegredrinker.com

December 10, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Rebecca Marquigny

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518) –

Response to Examiner Comments on Post-Effective

Amendment No. 282

Dear Ms. Marquigny:

This letter responds to additional comments you provided to me on December 9, 2021 in connection with your review of the above-referenced to Post-Effective No. 282 (“PEA No. 282”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”) filed on September 27, 2021. PEA No. 282 seeks to register an unlimited number of shares in two new series of Registrant to be known as the Motley Fool Global Opportunities ETF (the “Global ETF”) and Motley Fool Mid-Cap Growth ETF (the “Mid-Cap ETF”) (each, a “Fund”). Terms not otherwise defined herein will have the same meaning as set forth in the Fund’s Registration Statement.

1.	Comment: With respect to the Staff’s initial comment number 5, please add disclosure in the Global ETF’s principal investment strategy stating that the Global ETF will invest in unsponsored depositary receipts.

Response: Registrant has revised the second sentence of the first paragraph of the Global ETF’s principal investment strategy section as follows:

“The Global Opportunities Fund invests in a focused portfolio of the common stocks of high-quality U.S. companies and the common stocks and depositary receipts (including unsponsored depositary receipts) of high-quality companies that are organized under the laws of other countries around the world.”

2.	Comment: With respect to the Staff’s initial comment number 7, please reconsider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: Registrant has revised the order of each Fund’s principal risks to display the most important risks first.

3.	Comment: With respect to the Staff’s initial comment number 9, please include more specific disclosure that a diminished market for an ETF’s shares substantially increases the risk that an investor may pay considerably more or receive significantly less than the underlying value of the ETF shares bought or sold.

Response: Registrant has added the following sentence to the end of the “Authorized Participants, Market Makers, and Liquidity Providers Concentration Risk”:

“A diminished market for an ETF’s shares substantially increases the risk that a shareholder may pay considerably more or receive significantly less than the underlying value of the ETF shares bought or sold.”

4.	Comment: With respect to the Staff’s initial comment number 13, please confirm that each URL appropriately links directly to the relevant information.

Response: The Registrant so confirms.

5.	Comment: With respect to the Staff’s initial comment number 22, please delete or supplementally discuss the basis by which a Fund can reject an order for the issuance of creation units under sub-sections (d), (f), or (h), bearing in mind that a suspension of creation units impairs the arbitrage mechanism and could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the Fund’s approximate NAV, and therefore is inconsistent with Rule 6c-11 under the Investment Company Act of 1940, as amended.

Response: The section entitled “Acceptance of Orders of Creation Units has been revised in its entirety as follows:

ACCEPTANCE OF ORDERS OF CREATION UNITS. The Company reserves the right to reject an order for Creation Units transmitted to it by the Distributor in respect of a Fund including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; or (e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Company, be unlawful.

* * * * * *

The preceding comments and related responses have been provided by and discussed with management of the Registrant. The disclosures responsive to these comments are contained in Post-Effective Amendment No. 285.

The Registrant represents that all appropriate financials have been included in Post-Effective Amendment No. 285, Accession No. 0001398344-21-023782, filed on December 10, 2021. The Registrant further represents that all appropriate exhibits have been included in Post-Effective Amendment No. 285.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-2497 if you have any questions.

Sincerely,

/s/ Catherine A. DiValentino

Catherine A. DiValentino

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